UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                              (Amendment No. )


NAME OF ISSUER:                                     Howmet International Inc.

TITLE OF CLASS OF SECURITIES:                       Common Stock

CUSIP NUMBER:                                       4432 08103

(1)    Names of Reporting Persons                   CORDANT TECHNOLOGIES INC.
       SS or IRS Identification Nos.of              IRS No. 36-2678716
       Above Person

(2)    Check the Appropriate Box if a               (a)  (  )      (b)  (    )
       Member of a Group (See
       Instructions)

(3)    SEC Use Only

(4)    Citizenship or Place of Organization:        Delaware

Number of Shares                     (5)  Sole Voting Power         62,000,000
Beneficially
Owned  by Each                       (6)  Shared Voting Power           -0-
Reporting Person
With                                 (7)  Sole Dispositive Power    62,000,000

                                     (8)  Shared Dispositive Power      -0-

(9)    Aggregate Amount Beneficially
       Owned by Each Reporting person:       62,000,000

(10)   Check if the Aggregate Amount in      (      )
       Row (9)Excludes Certain Shares:
       (See Instructions)

(11)   Percent of Class Represented by
       Amount in Row (9):                    62.00%

(12)   Type of Reporting Person:             HC
       (See Instructions)

NAME OF ISSUER:                                 Howmet International Inc.

TITLE OF CLASS OF SECURITIES:                   Common Stock

CUSIP NUMBER:                                   4432 08103

(1)    Names of Reporting Persons               CORDANT TECHNOLOGIES HOLDING
       SS or IRS Identification Nos. of         COMPANY
       Above Person                             IRS No. 51-0336475

(2)    Check the Appropriate Box if a           (a)  (    )       (b)  (    )
       Member of Group (See
       Instructions)

(3)    SEC Use Only

(4)    Citizenship or Place of Organization:    Delaware

Number of Shares                   (5)  Sole Voting Power            62,000,000
Beneficially
Owned  by Each                     (6)  Shared Voting Power             -0-
Reporting Person
With                               (7)  Sole Dispositive Power       62,000,000

                                   (8)  Shared Dispositive Power        -0-

(9)    Aggregate Amount Beneficially
       Owned by Each Reporting person:                62,000,000

(10)   Check if the Aggregate Amount in                (     )
       Row (9)Excludes Certain Shares:
       (See Instructions)

(11)   Percent of Class Represented by                  62.00%
       Amount in Row (9):

(12)   Type of Reporting Person:                          C
       (See Instructions)

Item 1(a)  Name of Issuer:                Howmet International Inc.

Item 1(b)  Address of Issuer's Principal  475 Steamboat Road
           Executive Offices:             Greenwich, CT 06836

Item 2(a)  Name of Person Filing:       Cordant Technologies Inc. on behalf
                                        of its wholly owned Subsidiary Cordant
                                        Technologies Holding Company

Item 2(b) Address of principal Business  15 W. South Temple, Suite 1600
          Office:                        Salt Lake City, UT 84101-1532

Item 2(c) Citizenship:                   Delaware, United States

Item 2(d) Title of Class of Securities:  Common Stock

Item 2(e) CUSIP Number:                  4432 08103

Item 3    See Item 12 of cover page(s)   HC = Parent Holding Company, in
          ("Type of Reporting Person")   accordance with Section 140.13-d(1)(b)
          for each reporting person.     (1)(ii)(F)

Item 4    Ownership:
(a)       Amount Beneficially owned:      Cordant Technologies Holding Company
                                          wholly owned subsidiary of Cordant
                                          Technologies Inc. owns 62,000,000
                                          shares of Howmet International Inc.
                                          Cordant Technologies Inc. owns 100%
                                          of the issued voting common stock of
                                          Cordant Technologies Holding Company.

(b)     Percent of Class:                         62%

(c)     Number of shares of which
        such person has:

        (i)  Sole power to direct the vote        62,000,000

       (ii)  Shared power to direct the            -0-
             vote

       (iii) Sole  power to dispose or            62,000,000
             direct the disposition of:

       (iv)  Shared power to dispose or            -0-
             to direct the disposition of:

                                 EXHIBIT 1

                           JOINT FILING AGREEMENT


     Pursuant to Rule 13d-1 (f) (1) (iii), we the undersigned agree that this Schedule 13G, to which this Joint Filing Agreement is attached as
Exhibit 1, is filed on behalf of each of us.



Dated:            January 11, 1999


                                          CORDANT TECHNOLOGIES HOLDING COMPANY

                                          By:   /s/ Edwin M. North
                                          Its:       Secretary



                                          CORDANT TECHNOLOGIES INC.

                                          By:    /s/ Edwin M. North
                                          Its:       Vice President and
                                                     Corporate Secretary